Dreyfus Premier California Tax Exempt Bond Fund, Inc.

ANNUAL REPORT May 31, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier California Tax Exempt Bond Fund, Inc., covering the 12-month period from June 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads throughout the municipal bond market sectors. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2006, through May 31, 2007, as provided by Joseph Darcy, Portfolio Manager

Market and Fund Performance Overview

Despite heightened market volatility, municipal bond prices generally ended the reporting period close to where they began. Class A and Z shares of the fund produced higher returns than the fund's Lipper category average return, primarily due to the fund's emphasis on income-oriented securities. However, the fund's returns lagged its benchmark, which contains bonds from many states, not just California, whose results do not reflect fund fees and expenses.

For the 12-month period ended May 31, 2007, the fund produced total returns of 4.75% for Class A shares, 4.20% for Class B shares, 3.95% for Class C shares and 4.97% for Class Z shares.[1] In comparison, the Lehman Brothers Municipal Bond Index, the fund's benchmark index, achieved a total return of 4.84% for the same period.[2] In addition, the average total return for all funds reported in the Lipper California Municipal Debt Funds category was 4.55%.[3]

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and California state personal income taxes. The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund's average portfolio maturity is not restricted.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Income Drove Returns in the Municipal Bond Market

Bouts of market volatility mostly offset a generally rallying market over much of the reporting period. Although robust economic growth sparked inflation fears in the spring of 2006, those concerns subsequently waned amid reports of softening housing markets and falling energy prices. The Federal Reserve Board (the "Fed") apparently agreed with a more benign inflation outlook, as it held short-term interest rates steady between July 2006 and the reporting period's end.

Near the end of February 2007, turmoil in overseas equity markets and rising delinquencies among U.S. sub-prime mortgage holders sparked fears of a more severe economic slowdown. In fact, the U.S. economy posted a relatively anemic 0.6% annualized growth rate over the first quarter of the year. Yet, by the end of the reporting period, investor sentiment had shifted dramatically due to robust labor markets, rising energy prices and comments from the Fed that inflation represented a greater concern than recession. With municipal bonds ending the reporting period with only slightly higher prices than where they began, the market's total return performance was driven primarily by income.

Despite the economic slowdown, rising tax revenues have continued to fill state coffers and strengthen its fiscal position. However, California has embarked on an aggressive debt management program aimed at reducing its funding costs by replacing older, high interest loans with newly issued bonds at lower rates. In addition, several ballot initiatives championed by the governor have authorized new borrowing for the purpose of updating and improving the state's aging infrastructure. As a result, the supply of newly issued securities from California and its agencies is expected to increase sharply.

Core Holdings Supported the Fund's Results

The fund continued to benefit from its core holdings of seasoned bonds, which carry higher yields than currently are available from newly issued securities. In addition, some of the fund's general obligation holdings were advanced refunded, causing their prices to rise. With yield differences along the market's credit rating spectrum near historically narrow levels, we sacrificed little income by emphasizing higher-quality securities.

Fund Remains Positioned for Stable Interest Rates

Although the supply of California bonds has been ample, new issuance has consisted primarily of the state's general obligation bonds. We have attempted to diversify the fund's holdings with bonds from local issuers, revenue-producing agencies and private universities. In addition, mixed economic and inflation data suggest that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. Therefore, we currently intend to maintain the fund's emphasis on high-quality, income-oriented bonds.

June 15, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier California Tax Exempt Bond Fund, Inc. Class Z shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class Z shares of Dreyfus Premier California Tax Exempt Bond Fund, Inc. on 5/31/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B and Class C shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses. The fund invests primarily in California municipal securities and its performance shown in the line graph takes into account all applicable fees and expenses for Class Z shares. The Index is not limited to investments principally in California municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 5/31/07*

	Inception Date	1 Year	5 Years	10 Years
Class Z shares		4.97%	4.87%	5.31%
Class A shares				
with maximum sales charge (4.50%)	**10/21/04**	**0.03%**	**3.80%†††**	**4.78%†††**
without sales charge	**10/21/04**	**4.75%**	**4.76%†††**	**5.26%†††**
Class B shares				
with applicable redemption charge †	**10/21/04**	**0.20%**	**4.15%†††**	**5.26%†††, ††††**
without redemption	**10/21/04**	**4.20%**	**4.49%†††**	**5.26%†††, ††††**
Class C shares				
with applicable redemption charge ††	**10/21/04**	**2.95%**	**4.35%†††**	**5.05%†††**
without redemption	**10/21/04**	**3.95%**	**4.35%†††**	**5.05%†††**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class A, B, and C shares of the fund represent the performance of the fund's Class Z shares for periods prior to October 21, 2004 (the inception date for Class A, B, and C shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

†††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier California Tax Exempt Bond Fund, Inc. from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2007

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 5.23	$ 7.82	$ 9.00	$ 4.14
Ending value (after expenses)	$999.40	$996.70	$994.90	$999.80

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 5.29	$ 7.90	$ 9.10	$ 4.18
Ending value (after expenses)	$1,019.70	$1,017.10	$1,015.91	$1,020.79

† *Expenses are equal to the fund's annualized expense ratio of 1.05% for Class A, 1.57% for Class B, 1.81% for Class C and .83% for Class Z; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2007

Long-Term Municipal Investments—101.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
California—95.8%					
ABAG Finance Authority for Nonprofit Corporations, Insured Revenue (Sansum-Santa Barbara Medical Foundation Clinic)	5.50	4/1/21	3,500,000		3,677,415
ABAG Finance Authority for Nonprofit Corporations, MFHR (Central Park Apartments)	5.50	7/1/19	1,010,000		1,033,331
ABAG Finance Authority for Nonprofit Corporations, MFHR (Central Park Apartments)	5.60	7/1/38	5,815,000		5,907,807
Alameda County, COP (Insured; MBIA)	5.38	12/1/13	10,000,000	a,b	10,734,600
Anaheim Public Finance Authority, Tax Allocation Revenue (Insured; MBIA)	6.45	12/28/18	26,000,000		26,875,420
Bay Area Toll Authority, San Francisco Bay Area Toll Bridge Revenue	5.00	4/1/25	17,675,000		18,648,539
California, Economic Recovery Bonds	5.00	7/1/16	13,000,000		13,584,480
California, GO	5.25	2/1/12	90,000	c	95,627
California, GO	5.00	3/1/25	10,000,000		10,434,900
California, GO	5.25	2/1/30	25,610,000		26,925,586
California, GO (Insured; FSA)	5.25	8/1/32	10,000,000		11,426,200
California, GO (Various Purpose)	6.13	10/1/11	2,875,000		3,142,576
California, GO (Various Purpose)	5.50	4/1/14	555,000	c	609,357
California, GO (Various Purpose)	5.00	12/1/21	10,000,000		10,545,200
California, GO (Various Purpose)	5.50	4/1/28	20,000		21,733
California, GO (Veterans)	5.05	12/1/36	14,500,000		14,812,910

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Department of Veteran Affairs, Home Purchase Revenue	5.50	12/1/19	5,945,000	6,198,435
California Department of Veteran Affairs, Home Purchase Revenue	4.50	12/1/23	10,000,000	9,913,800
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	5,680,000	5,683,238
California Department of Water Resources, Power Supply Revenue	5.88	5/1/12	10,000,000 c	11,017,200
California Department of Water Resources, Water System Revenue (Central Valley Project) (Insured; MBIA)	5.00	12/1/23	10,000,000	10,519,300
California Educational Facilities Authority, Revenue (Claremont Graduate University)	5.00	3/1/37	3,000,000	3,081,360
California Educational Facilities Authority, Revenue (Pooled College and University Projects)	5.63	7/1/23	1,275,000	1,288,566
California Educational Facilities Authority, Revenue (Stanford University)	5.00	3/15/39	10,000,000 d	11,230,700
California Educational Facilities Authority, Revenue (University of Southern California)	4.50	10/1/33	5,000,000	4,927,600
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.13	12/1/09	30,695,000 c	32,809,272
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.25	12/1/09	9,460,000 c	10,139,606
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	7,965,000	8,602,439
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	31,300,000	32,725,402
California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA)	5.35	7/15/09	240,000 c	250,546

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA)	5.35	8/15/28	3,540,000	3,662,555
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	7,500,000	7,332,525
California Housing Finance Agency, MFHR (Insured; AMBAC)	6.15	8/1/22	1,845,000	1,872,601
California Housing Finance Agency, SFMR	6.30	8/1/24	520,000	524,930
California Housing Finance Agency, SFMR	6.45	8/1/25	160,000	161,621
California Housing Finance Agency, SFMR (Collateralized; FHA and Insured; AMBAC)	6.25	8/1/14	195,000	196,802
California Infrastructure and Economic Development Bank, Revenue (Kaiser Hospital Assistance I-LLC)	5.55	8/1/31	21,900,000	23,052,597
California Infrastructure and Economic Development Bank, Revenue (Performing Arts Center of Los Angeles County)	5.00	12/1/27	1,000,000	1,039,350
California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group)	5.25	2/1/37	11,710,000	12,017,270
California Pollution Control Financing Authority, PCR	5.90	6/1/14	11,000,000 [a,b]	12,342,110
California Pollution Control Financing Authority, PCR (Insured; MBIA)	5.90	6/1/14	48,330,000 [a,b]	54,226,743
California Pollution Control Financing Authority, SWDR (Browning-Ferris Industries of California, Inc. Project)	5.80	12/1/16	2,000,000	2,025,500
California Pollution Control Financing Authority, SWDR (Browning-Ferris Industries of California, Inc. Project)	6.75	9/1/19	600,000	601,854

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Public Works Board, LR (Department of Corrections, Calipatria State Prison, Imperial County) (Insured; MBIA)	6.50	9/1/17	13,000,000	15,118,610
California Public Works Board, LR (Department of Health Services, Richmond Laboratory Project) (Insured; AMBAC)	5.00	11/1/21	10,910,000	11,527,070
California Public Works Board, LR (University of California Research Projects) (Insured; MBIA)	5.25	11/1/28	10,005,000	10,746,671
California Public Works Board, LR (Various University of California Projects)	5.50	6/1/14	5,000,000	5,360,650
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	3,500,000 c	3,873,975
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	2,500,000 c	2,767,125
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	5,250,000 c	5,810,962
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	2,780,000 c	3,022,360
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/20	1,220,000	1,323,017
California Statewide Communities Development Authority, COP (The Internext Group)	5.38	4/1/30	20,000,000	20,219,000
California Statewide Communities Development Authority, Health Facility Revenue (Adventist Health System/West)	5.00	3/1/35	11,880,000	12,039,073

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/24	8,205,000	8,463,457
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	5.50	11/1/32	13,500,000	14,105,745
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	5.25	3/1/45	15,000,000	15,465,750
California Statewide Communities Development Authority, Revenue (Sutter Health)	5.50	8/15/28	14,000,000	14,889,840
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.00	7/1/28	15,360,000	15,992,218
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.00	7/1/33	16,710,000	17,379,570
Capistrano Unified School District, Community Facilities District Special Tax Number 98 (Ladera)	5.75	9/1/09	5,500,000 [c]	5,846,500
Capistrano Unified School District, School Facilities Improvement District Number 1 (Insured; FGIC)	6.00	8/1/24	2,075,000	2,223,777
Castaic Lake Water Agency, COP, Revenue (Water System Improvement Project) (Insured; AMBAC)	0.00	8/1/27	10,000,000	4,012,300
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	6.00	2/1/10	5,000,000 [c]	5,311,550
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	5.75	2/1/11	18,500,000 [c]	19,814,980

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/32	10,000,000	2,899,800
Chino Valley Unified School District, GO (Insured; MBIA)	5.25	8/1/30	10,000,000	10,736,900
Coast Community College District, GO (Insured; FSA)	0.00	8/1/29	15,565,000	12,016,336
Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill BART, North Richmond, Bay Point, Oakley and Rodeo Redevlopment Projects Areas)	5.45	8/1/28	2,720,000	2,818,872
Cucamonga County Water District, COP (Insured; FGIC)	5.25	9/1/25	5,555,000	5,847,360
Delano, COP (Delano Regional Medical Center)	5.25	1/1/18	13,500,000	13,748,265
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/19	3,855,000	4,298,094
Escondido Reassessment District Number 98-1 (Rancho San Pasqual)	5.70	9/2/26	1,335,000	1,376,892
Fontana, Special Tax (Insured; MBIA)	5.25	9/1/17	10,000,000	10,388,100
Fontana Public Financing Authority, Tax Allocation Revenue (North Fontana Redevelopment Project) (Insured; AMBAC)	5.50	9/1/32	13,800,000	14,684,028
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	5.75	1/15/40	1,745,000	1,816,580
Fremont Union High School District, GO (Insured; FGIC)	5.25	9/1/10	3,400,000 [c]	3,552,898
Fremont Union High School District, GO (Insured; FGIC)	5.25	9/1/10	4,000,000 [c]	4,179,880
Fremont Union High School District, GO (Insured; FGIC)	5.25	9/1/10	11,295,000 [c]	11,802,936

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights)	6.10	9/1/22	1,000,000	1,058,040
Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights)	6.20	9/1/32	2,500,000	2,648,500
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.50	6/1/13	5,000,000 c	5,434,050
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	14,770,000 c	17,006,916
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	5,000,000	5,296,350
Kaweah Delta Health Care District, Revenue	6.00	8/1/12	9,000,000 c	10,048,320
La Quinta Financing Authority, Local Agency Revenue (Insured; AMBAC)	5.00	9/1/29	12,400,000	12,923,156
Long Beach Special Tax Community Facilities District Number 5 (Towne Center)	6.88	10/1/25	500,000	508,500
Los Angeles Unified School District, GO (Insured; FGIC)	5.00	7/1/20	20,000,000	21,329,600
Los Angeles Unified School District, GO (Insured; MBIA)	5.75	7/1/17	8,385,000	9,599,986
Madera County, COP (Valley Children's Hospital) (Insured; MBIA)	6.50	3/15/09	3,370,000	3,528,356
Metropolitan Water District of Southern California, Waterworks GO	5.00	3/1/17	5,500,000	5,890,335
Metropolitan Water District of Southern California, Waterworks GO	5.00	3/1/18	5,510,000	5,882,421

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Murrieta Valley Unified School District, GO (Insured; FGIC)	0.00	9/1/21	4,950,000	2,647,458
Natomas Unified School District, GO (Insured; MBIA)	5.95	9/1/21	2,500,000	2,911,725
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC)	7.00	1/1/16	670,000 [c]	818,325
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC)	7.50	7/1/21	375,000 [c]	496,005
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; MBIA)	6.30	7/1/18	26,400,000	31,429,200
Oakland Unified School District, GO (Insured; FGIC)	5.25	8/1/24	17,275,000	18,264,685
Orange County Community Facilities District (Landera Ranch) Special Tax Number 1	6.25	8/15/08	1,600,000 [c]	1,650,336
Orange County Community Facilities District (Landera Ranch) Special Tax Number 1	6.00	8/15/10	3,000,000 [c]	3,231,840
Orange County Community Facilities District (Landera Ranch) Special Tax Number 3	5.60	8/15/28	3,250,000	3,444,935
Orange County Community Facilities District (Landera Ranch) Special Tax Number 3	5.63	8/15/34	6,000,000	6,355,860
Orange County Public Financing Authority, LR (Juvenile Justice Center Facility) (Insured; AMBAC)	5.38	6/1/19	6,150,000	6,597,597
Pomona, COP (General Fund Lease Financing) (Insured; AMBAC)	5.50	6/1/28	1,000,000	1,097,890
Pomona Redevelopment Agency, Tax Allocation Revenue (West Holt Avenue Redevelopment Project)	5.50	5/1/32	3,000,000	3,201,090

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Port of Oakland, Revenue (Insured; FGIC)	5.38	11/1/27	18,920,000	19,972,330
Rancho Cucamonga Redevelopment Agency, Tax Allocation Revenue (Rancho Development Project) (Insured; MBIA)	5.38	9/1/25	7,485,000	7,877,139
Rancho Mirage Joint Powers Financing Authority, Revenue (Eisenhower Medical Center)	5.63	7/1/29	10,430,000	11,076,034
Redwood Empire Financing Authority, COP	6.40	12/1/23	2,215,000	2,215,000
Riverside County, SFMR (Collateralized; GNMA)	7.80	5/1/21	1,250,000	1,686,387
Sacramento City Financing Authority, Revenue (Insured; AMBAC)	5.50	12/1/13	4,670,000 [a,b]	4,971,845
Sacramento City Financing Authority, Revenue (Insured; AMBAC)	5.50	12/1/14	5,140,000 [a,b]	5,472,224
Sacramento County, Laguna Creek Ranch/Elliott Ranch Community Facilities District Number 1, Improvement Area Number 1, Special Tax (Laguna Creek Ranch)	5.70	12/1/20	2,970,000	3,039,350
Sacramento County Housing Authority, MFHR (Cottage Estate Apartments) (Collateralized; FNMA)	6.00	2/1/33	1,000,000	1,041,500
Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA)	6.50	9/1/13	6,930,000	7,673,243
San Bernardino County, COP (Capital Facilities Project)	6.88	8/1/24	5,000,000	6,446,450
San Diego County, COP (Burnham Institute for Medical Research)	6.25	9/1/09	3,800,000 [c]	4,041,642

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/24	2,265,000	2,330,753
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/34	5,190,000	5,336,410
San Francisco City and County, COP (San Bruno Jail Number 3) (Insured; AMBAC)	5.25	10/1/21	2,985,000	3,092,012
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA)	5.00	11/1/24	10,000,000	10,585,700
San Joaquin Hills Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0.00	1/15/32	48,295,000	15,647,580
San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project)	5.25	8/1/08	1,000,000 c	1,038,700
San Jose Unified School District, GO (Insured; FGIC)	5.00	8/1/24	12,580,000	13,333,542
Sequoia Union High School District, GO (Insured; FSA)	5.00	7/1/24	2,695,000	2,855,272
South Placer Authority, Wastewater Revenue (Insured; FGIC)	5.25	11/1/10	1,000,000 c	1,057,610
Southeast Resource Recovery Facility Authority, LR (Insured; AMBAC)	5.25	12/1/18	8,085,000	8,627,504
Stockton, Health Facilities Revenue (Dameron Hospital Association)	5.70	12/1/14	1,000,000	1,026,440
Tobacco Securitization Authority of Northern California, Tobacco Settlement Asset-Backed Bonds (Sacramento County Tobacco Securitization Corporation)	5.38	6/1/38	20,000,000	20,390,600
Torrance Redevelopment Agency, Tax Allocation Revenue	5.63	9/1/28	500,000	508,250

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Trustees of the California State University, Systemwide Revenue (Insured; AMBAC)	5.00	11/1/19	10,000,000	10,632,100
University of California, Multi Purpose Revenue (Insured; MBIA)	5.25	9/1/08	31,475,000 c	32,432,784
University of California, Revenue (Limited Project) (Insured; FSA)	5.00	5/15/22	14,655,000	15,447,689
Ventura County Community College District, GO (Insured; MBIA)	5.50	8/1/23	4,250,000	4,583,412
West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza)	6.00	9/1/17	6,000,000	6,646,260
West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza)	6.00	9/1/22	11,325,000	12,934,056
Whittier Health Facility, Revenue (Presbyterian Intercommunity Hospital)	5.75	6/1/12	10,090,000 c	11,054,705
U.S. Related—5.7%				
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	4,750,000	5,066,493
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	2,000,000 c	2,146,120
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	2,000,000 a,b	2,047,370
Puerto Rico Infrastructure Financing Authority, Special Obligation	5.50	10/1/32	10,000,000	10,642,700
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	40,000,000	42,544,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.00	7/1/15	2,000,000 a,b	2,035,840
Virgin Islands Public Finance Authority, Revenue	7.30	10/1/18	3,100,000	3,779,024
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes	6.00	10/1/22	2,000,000	2,065,660
Total Long-Term Municipal Investments (cost $1,192,208,088)				**1,250,104,750**

Short-Term Municipal Investments—1.4%				
California;				
California Department of Water Resources, Power Supply Revenue (LOC: California Public Employees' Retirement System and The Bank of New York)	3.78	6/1/07	2,000,000 e	2,000,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One)	3.80	6/1/07	2,100,000 e	2,100,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One)	3.80	6/1/07	5,000,000 e	5,000,000
California Statewide Communities Development Authority, Revenue, Refunding (University Retirement Community at Davis Project) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.80	6/1/07	3,450,000 e	3,450,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Los Angeles Department of Water and Power, Power System Revenue (Liquidity Facility: Bank of America, Bayerische Landesbank, Dexia Credit Locale, Landesbank Baden-Wurttemberg, JPMorgan Chase Bank, State Street Bank and Trust Co. and Westdeutsche Landesbank)	3.78	6/1/07	2,100,000 e	2,100,000
Ontario Industrial Development Authority, IDR (L.D. Brinkman and Company—West Coast Project) (LOC; Bank of America)	3.79	6/1/07	2,000,000 e	2,000,000
Total Short-Term Municipal Investments (cost $16,650,000)				**16,650,000**
Total Investments (cost $1,208,858,088)			**102.9%**	**1,266,754,750**
Liabilities, Less Cash and Receivables			**(2.9%)**	**(36,187,890)**
Net Assets			**100.0%**	**1,230,566,860**

a   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $91,830,732 or 7.5% of net assets.*

b   *Collateral for floating rate borrowings.*

c   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

d   *Purchased on a delayed delivery basis.*

e   *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	53.9
AA		Aa		AA	15.7
A		A		A	11.2
BBB		Baa		BBB	11.4
BB		Ba		BB	.3
F1		MIG1/P1		SP1/A1	1.4
Not Rated [f]		Not Rated [f]		Not Rated [f]	6.1
					100.0

[†]   *Based on total investments.*
[f]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,208,858,088	1,266,754,750
Interest receivable		19,230,380
Receivable for shares of Common Stock subscribed		48,643
Prepaid expenses		57,712
		1,286,091,485
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		718,076
Cash overdraft due to Custodian		553,859
Payable for floating rate notes issued		41,570,000
Payable for investment securities purchased		11,242,800
Interest and related expenses payable		806,587
Payable for shares of Common Stock redeemed		537,921
Accrued expenses		95,382
		55,524,625
Net Assets ($)		**1,230,566,860**
Composition of Net Assets ($):		
Paid-in capital		1,179,843,602
Accumulated net realized gain (loss) on investments		(7,173,404)
Accumulated net unrealized appreciation (depreciation) on investments		57,896,662
Net Assets ($)		**1,230,566,860**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	95,697,635	5,411,150	4,450,527	1,125,007,548
Shares Outstanding	6,503,311	367,721	302,396	76,466,646
Net Asset Value Per Share ($)	**14.72**	**14.72**	**14.72**	**14.71**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2007

Investment Income ($):	
Interest Income	**61,196,175**
Expenses:	
Management fee–Note 3(a)	7,458,292
Interest and related expenses	1,621,639
Shareholder servicing costs–Note 3(c)	1,151,869
Custodian fees	85,135
Directors' fees and expenses–Note 3(c)	78,877
Professional fees	71,316
Distribution fees–Note 3(b)	58,669
Registration fees	52,032
Prospectus and shareholders' reports	29,864
Loan commitment fees–Note 2	2,410
Miscellaneous	57,413
Total Expenses	**10,667,516**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(50,353)
Net Expenses	**10,617,163**
Investment Income-Net	**50,579,012**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	4,338,589
Net unrealized appreciation (depreciation) on investments	5,180,287
Net Realized and Unrealized Gain (Loss) on Investments	**9,518,876**
Net Increase In Net Assets Resulting from Operations	**60,097,888**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2007	2006
Operations ($):		
Investment income–net	50,579,012	52,847,221
Net realized gain (loss) on investments	4,338,589	5,148,435
Net unrealized appreciation (depreciation) on investments	5,180,287	(37,661,072)
Net Increase (Decrease) in Net Assets Resulting from Operations	**60,097,888**	**20,334,584**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(3,318,862)	(3,311,668)
Class B shares	(198,996)	(268,502)
Class C shares	(119,586)	(87,936)
Class Z shares	(46,902,863)	(49,135,562)
Net realized gain on investments:		
Class A shares	(78,215)	(83,762)
Class B shares	(5,391)	(7,538)
Class C shares	(3,803)	(2,716)
Class Z shares	(1,050,468)	(1,192,823)
Total Dividends	**(51,678,184)**	**(54,090,507)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	29,185,773	6,568,651
Class B shares	401,174	351,072
Class C shares	2,064,929	1,052,655
Class Z shares	47,193,908	41,757,321
Dividends reinvested:		
Class A shares	2,400,697	2,223,662
Class B shares	142,766	192,856
Class C shares	74,489	58,074
Class Z shares	32,875,249	34,073,188
Cost of shares redeemed:		
Class A shares	(17,878,688)	(12,964,954)
Class B shares	(1,813,270)	(3,245,768)
Class C shares	(750,800)	(848,560)
Class Z shares	(118,046,676)	(127,164,572)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(24,150,449)**	**(57,946,375)**
Total Increase (Decrease) in Net Assets	**(15,730,745)**	**(91,702,298)**
Net Assets ($):		
Beginning of Period	1,246,297,605	1,337,999,903
End of Period	**1,230,566,860**	**1,246,297,605**

| | Year Ended May 31, | |
	2007	2006
Capital Share Transactions:		
Class A[a]		
Shares sold	1,970,644	444,418
Shares issued for dividends reinvested	162,042	150,247
Shares redeemed	(1,210,527)	(877,760)
Net Increase (Decrease) in Shares Outstanding	**922,159**	**(283,095)**
Class B[a]		
Shares sold	27,088	23,819
Shares issued for dividends reinvested	9,647	13,022
Shares redeemed	(122,340)	(219,069)
Net Increase (Decrease) in Shares Outstanding	**(85,605)**	**(182,228)**
Class C		
Shares sold	139,260	71,071
Shares issued for dividends reinvested	5,024	3,926
Shares redeemed	(50,807)	(57,154)
Net Increase (Decrease) in Shares Outstanding	**93,477**	**17,843**
Class Z		
Shares sold	3,186,354	2,821,639
Shares issued for dividends reinvested	2,219,726	2,303,054
Shares redeemed	(7,974,250)	(8,602,582)
Net Increase (Decrease) in Shares Outstanding	**(2,568,170)**	**(3,477,889)**

[a] *During the period ended May 31, 2007, 60,703 Class B shares representing $904,102 were automatically converted to 60,703 Class A shares and during the period ended May 31, 2006, 99,222 Class B shares representing $1,469,616 were automatically converted to 99,222 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,		
Class A Shares	2007	2006	2005[a]
Per Share Data ($):			
Net asset value, beginning of period	14.62	15.00	14.97
Investment Operations:			
Investment income—net[b]	.57	.58	.34
Net realized and unrealized gain (loss) on investments	.11	(.37)	.12
Total from Investment Operations	.68	.21	.46
Distributions:			
Dividends from investment income—net	(.57)	(.58)	(.34)
Dividends from net realized gain on investments	(.01)	(.01)	(.09)
Total Distributions	(.58)	(.59)	(.43)
Net asset value, end of period	14.72	14.62	15.00
Total Return (%)[c]	4.75	1.44	3.12
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.06	1.04[d]	1.03[d,e]
Ratio of net expenses to average net assets	1.05	1.01[d]	1.02[d,e]
Ratio of net investment income to average net assets	3.87	3.90	3.77[d]
Portfolio Turnover Rate	43.68	35.92	38.73
Net Assets, end of period ($ x 1,000)	95,698	81,579	87,976

[a] *From October 21, 2004 (commencement of initial offering) to May 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment, net asset value or total return. See Note 6.*
[e] *Annualized.*
See notes to financial statements.

		Year Ended May 31,	
Class B Shares	2007	2006	2005[a]
Per Share Data ($):			
Net asset value, beginning of period	14.62	15.00	14.97
Investment Operations:			
Investment income—net[b]	.49	.50	.30
Net realized and unrealized gain (loss) on investments	.12	(.37)	.12
Total from Investment Operations	.61	.13	.42
Distributions:			
Dividends from investment income—net	(.50)	(.50)	(.30)
Dividends from net realized gain on investments	(.01)	(.01)	(.09)
Total Distributions	(.51)	(.51)	(.39)
Net asset value, end of period	14.72	14.62	15.00
Total Return (%)[c]	4.20	.93	2.82
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.58	1.56[d]	1.54[d,e]
Ratio of net expenses to average net assets	1.58	1.51[d]	1.51[d,e]
Ratio of net investment income to average net assets	3.35	3.39	3.29[e]
Portfolio Turnover Rate	43.68	35.92	38.73
Net Assets, end of period ($ x 1,000)	5,411	6,626	9,534

[a] From October 21, 2004 (commencement of initial offering) to May 31, 2005.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment, net asset value or total return. See Note 6.

[e] Annualized.

See notes to financial statements.

	Year Ended May 31,		
Class C Shares	2007	2006	2005[a]
Per Share Data ($):			
Net asset value, beginning of period	14.62	15.00	14.97
Investment Operations:			
Investment income−net[b]	.46	.46	.27
Net realized and unrealized gain (loss) on investments	.11	(.37)	.12
Total from Investment Operations	.57	.09	.39
Distributions:			
Dividends from investment income−net	(.46)	(.46)	(.27)
Dividends from net realized gain on investments	(.01)	(.01)	(.09)
Total Distributions	(.47)	(.47)	(.36)
Net asset value, end of period	14.72	14.62	15.00
Total Return (%)[c]	3.95	.67	2.67
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.82	1.80[d]	1.77[d,e]
Ratio of net expenses to average net assets	1.81	1.77[d]	1.76[d,e]
Ratio of net investment income to average net assets	3.10	3.13	3.01[e]
Portfolio Turnover Rate	43.68	35.92	38.73
Net Assets, end of period ($ x 1,000)	4,451	3,054	2,867

[a]   *From October 21, 2004 (commencement of initial offering) to May 31, 2005.*

[b]   *Based on average shares outstanding at each month end.*

[c]   *Exclusive of sales charge.*

[d]   *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment, net asset value or total return. See Note 6.*

[e]   *Annualized.*

See notes to financial statements.

		Year Ended May 31,			
Class Z Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	14.61	15.00	14.39	15.28	14.60
Investment Operations:					
Investment income—net[a]	.61	.61	.58	.58	.63
Net realized and unrealized gain (loss) on investments	.11	(.38)	.71	(.76)	.83
Total from Investment Operations	.72	.23	1.29	(.18)	1.46
Distributions:					
Dividends from investment income—net	(.61)	(.61)	(.59)	(.57)	(.63)
Dividends from net realized gain on investments	(.01)	(.01)	(.09)	(.14)	(.15)
Total Distributions	(.62)	(.62)	(.68)	(.71)	(.78)
Net asset value, end of period	14.71	14.61	15.00	14.39	15.28
Total Return (%)	4.97	1.57	9.10	(1.16)	10.30
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.84	.81[b]	.78[b]	.73[b]	.75[b]
Ratio of net expenses to average net assets	.83	.81[b]	.78[b]	.73[b]	.75[b]
Ratio of net investment income to average net assets	4.09	4.10	3.96	3.93	4.27
Portfolio Turnover Rate	43.68	35.92	38.73	56.87	47.21
Net Assets, end of period ($ x 1,000)	1,125,008	1,155,038	1,237,623	1,004,253	1,140,398

[a] *Based on average shares outstanding at each month end.*
[b] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment, net asset value or total return. See Note 6.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier California Tax Exempt Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with a high level of current income exempt from federal and California state income taxes, as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized). Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of General California and California Municipal Income, as a result of the reorganization of such funds. Class

Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At May 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $313,364, and unrealized appreciation $57,462,039. As a result of the fund's mergers with Dreyfus Premier California Municipal Bond Fund, General California Municipal Bond and Dreyfus California Municipal Income, Inc., capital losses of $6,738,775 are available to offset future gains. Based on certain provisions in the code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. These acquired capital losses are expected to expire fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2007 and May 31, 2006, were as follows: tax exempt income $50,540,307 and $52,803,668, ordinary income $50,224 and $1,286,839 and long term capital gains $1,087,653 and $0, respectively.

During the period ended May 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $38,705, increased accumulated net realized gain (loss) on investments by $1,417 and increased paid-in capital by $37,288. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended May 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses allocable to Class Z, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the average net assets of Class Z, the fund may deduct from the fees paid to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2007, there was no expense reimbursement pursuant to the Agreement.

During the period ended May 31, 2007, the Distributor retained $43,937 from commissions earned on sales of the fund's Class A shares and $8,906 and $2,962 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended May 31, 2007, Class B and Class C shares were charged $29,685 and $28,984, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of their shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2007, Class A, Class B and Class C shares were charged $214,736, $14,843 and $9,661, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2007, Class Z shares were charged $464,000 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $298,355 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $629,069, Rule 12b-1 distribution plan fees $5,029, shareholder services plan fees $25,962, chief compliance officer fees $3,748 and transfer agency per account fees $54,268.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2007, amounted to $550,418,914 and $587,043,049, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

At May 31, 2007, the cost of investments for federal income tax purposes was $1,167,722,711; accordingly, accumulated net unrealized appreciation on investments was $57,462,039, consisting of $59,271,419 gross unrealized appreciation and $1,809,380 gross unrealized depreciation.

NOTE 5—Plan of Reorganization:

On November 8, 2006, the fund's Board of Directors approved, subject to shareholder approval on March 1, 2007 of Dreyfus California Intermediate Municipal Bond Fund, an Agreement and Plan of Reorganization to merge Dreyfus California Intermediate Bond Fund into the fund as part of a tax-free reorganization. The merger occurred as of the close of business on June 5, 2007. On the date of the merger, Dreyfus California Intermediate Municipal Bond Fund exchanged all of its assets at net asset value, subject to liabilities, for Class Z shares of the fund. Those shares were distributed pro rata to shareholders of Dreyfus California Intermediate Municipal Bond Fund so that each shareholder received a number of Class Z shares of the fund equal to the aggregate net asset value of the shareholder's Dreyfus California Intermediate Municipal Bond Fund shares.

NOTE 6—Restatement:

Subsequent to the issuance of the November 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003
Class A shares:				
As previously reported	.94%	.97%		
As restated	1.04%	1.03%		
Class B shares:				
As previously reported	1.46%	1.48%		
As restated	1.56%	1.54%		
Class C shares:				
As previously reported	1.70%	1.71%		
As restated	1.80%	1.77%		
Class Z shares:				
As previously reported	.71%	.72%	.70%	.70%
As restated	.81%	.78%	.73%	.75%

Ratio of Net Expenses	2006	2005	2004	2003
Class A shares:				
As previously reported	.91%	.96%		
As restated	1.01%	1.02%		
Class B shares:				
As previously reported	1.41%	1.45%		
As restated	1.51%	1.51%		
Class C shares:				
As previously reported	1.67%	1.70%		
As restated	1.77%	1.76%		
Class Z shares:				
As previously reported	.71%	.72%	.70%	.70%
As restated	.81%	.78%	.73%	.75%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier California Tax Exempt Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier California Tax Exempt Bond Fund, Inc., including the statement of investments, as of May 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2007 by correspondence with the custodian or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier California Tax Exempt Bond Fund, Inc. at May 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
July 16, 2007

IMPORTANT TAX INFORMATION *(Unaudited)*

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended May 31, 2007:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are California residents, California personal income taxes), and

— the fund hereby designates $.0130 per share as a long-term capital gain distributions and $.0006 per share as a short-term capital gain distribution paid on December 15, 2006.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's exempt-interest dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on May 8, 2007, the Board considered the re-approval of the fund's Management Agreement through November 30, 2007, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities, as well as the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management

fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of February 28, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees and total expense ratio (for Class A shares) were higher than the respective Expense Group and Expense Universe medians.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2007, and placed significant emphasis on comparisons of yield and total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. Because the fund's Class A shares have only two years of performance history, the Board also reviewed performance results for the fund's Class Z shares, which is the fund's oldest share class. The Board noted that Class Z shares of the fund achieved total returns higher or within several basis points lower than the Performance Group and Performance Universe medians for each reported time period up to 10 years. The Board noted that Class A shares performance was somewhat lower than the Class Z performance and was lower than the medians. The Board also noted that Class Z shares outperformed the fund's Lipper category average on a total return basis in each of the past 5 calendar years. On a yield performance basis, the Board noted that the fund's 1-year yield performance for the past 10 annual periods was at or lower than the Performance Group median, and variously at, higher, and lower than the Performance Universe median, for each reported time period.

Representatives of the Manager noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies and, as to mutual funds only, reported in the same Lipper category, as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 168

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee.

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 92

William Hodding Carter III (72)
Board Member (2007)

Principal Occupation During Past 5 Years:
- Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
- President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
- The Century Foundation, Emeritus Director
- The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 28

Gordon J. Davis (65)
Board Member (1995)

Principal Occupation During Past 5 Years:
- Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies, Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 37

Joni Evans (65)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 28

———————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion
  University, Chairman

No. of Portfolios for which Board Member Serves: 69

———————

Richard C. Leone (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 28

———————

Hans C. Mautner (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 28

Robin A. Melvin (43)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 28

————————

Burton N. Wallack (56)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 28

————————

John E. Zuccotti (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 28

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 86 investment companies (comprised of 168 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (87 investment companies, comprised of 184 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
California Tax Exempt
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DCAAX	Class B: DCABX	Class C: DCACX
	Class Z: DRCAX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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